# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Designer Brands Inc., CIK 0001319947
CUSIP: 250565108
Title of class of securities: Class A Common Shares, without par value
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Date of event which requires filing of this statement: 06/11/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001589943
Persons authorized to receive notices and communications: MARK COHEN, STONE HOUSE CAPITAL MANAGEMENT, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida (FL), 33154, 212-543-1500

## Reporting persons
- STONE HOUSE CAPITAL MANAGEMENT, LLC (CIK 0001589943): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.3% of the class)
- SH CAPITAL PARTNERS, L.P. (CIK 0001497279): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.3% of the class)
- Cohen Mark A. (CIK 0001591240): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,000,000; sole dispositive power 0; shared dispositive power 7,000,000; aggregate amount beneficially owned 7,000,000 (16.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, without par value
Name of issuer: Designer Brands Inc.
Address of issuer's principal executive offices: 810 DSW DRIVE, COLUMBUS, Ohio (OH), 43219
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Shares, without par value (the "Shares") of Designer Brands Inc., an Ohio corporation (the "Issuer"). This Schedule 13D is being filed pursuant to Rule 13d-1(a) of the Securities Exchange Act of 1934 (the "Exchange Act") in accordance with rule 13d-1(e).

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is jointly filed by and on behalf of each of Stone House Capital Management, LLC, a Delaware limited liability company ("Stone House"), SH Capital Partners, L.P., a Delaware limited partnership ("Partners"), and Mark Cohen ("Mr. Cohen" and collectively with Stone House and Partners, the "Reporting Persons"). Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Partners is the direct beneficial owner of the securities covered by this statement. Stone House is the general partner and investment manager of, and may be deemed to beneficially own securities owned by, Partners. Mr. Cohen is the managing member of, and may be deemed to beneficially own securities owned by, Stone House.
Residence or business address: The address of the principal office of each of the Reporting Persons is c/o Stone House Capital Management, LLC, 1019 Kane Concourse, Suite 202, Bay Harbor Islands, Florida 33154.
Present principal occupation or employment: The principal business of Partners is acquiring, holding and selling securities for investment purposes. The principal business of Stone House is serving as the general partner of, and investment manager to, Partners. The present principal occupation of Mr. Cohen is serving as the managing member of Stone House.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Stone House and Partners is organized under the laws of the State of Delaware. Mr. Cohen is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds used to acquire the Shares beneficially owned by Partners have come from general working capital of Partners. The aggregate purchase price of the 5,500,000 Shares directly owned by Partners is approximately $31,996,256, including brokerage commissions. The purchase price of the call options (the "Options") held by Partners that are exercisable into 1,500,000 Shares is $0.34 per Option, including, brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were substantially undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are converting from a Schedule 13G to a Schedule 13D because they believe the Shares are significantly undervalued and intend to engage in discussions with the Issuer regarding ways the existing Board of Directors (the "Board") and management can take steps to improve operational performance and investor communications and increase shareholder value. Among other things, the Reporting Persons believe the Issuer should be providing enhanced segment-level disclosure of the Topo Athletic brand, which is one of the rare few brands that has emerged and gained relevance and scale in the specialty run channel in the last two decades.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and Board, other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer's management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendations or proposals to the Issuer concerning changes to the Issuer's operations or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, acquiring additional Shares, disposing of some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 43,044,346 Shares outstanding as of June 2, 2026, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 9, 2026.

As of the date hereof, Partners directly beneficially owned 7,000,000 Shares, including 1,500,000 Shares underlying the Options that are currently exercisable, constituting approximately 16.3% of the Shares outstanding.

Stone House, as the general partner and investment adviser of general partner and investment manager of Partners, may be deemed the beneficial owner of the 7,000,000 Shares owned by Partners, constituting approximately 16.3% of the Shares outstanding.

Mr. Cohen, as the managing member of Stone House, may be deemed the beneficial owner of the 7,000,000 Shares beneficially owned by Stone House, constituting approximately 16.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Partners, Stone House and Mr. Cohen may be deemed to share the power to vote and dispose of the Shares beneficially owned by Partners.
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Partners has purchased the Options referencing an aggregate of 1,500,000 Shares, which have an exercise price of $10 per Share and an expiration date of January 15, 2027.

On June 11, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement, dated June 11, 2026.

## Signatures
- STONE HOUSE CAPITAL MANAGEMENT, LLC: /s/ Mark Cohen, Managing Member (06/11/2026)
- SH CAPITAL PARTNERS, L.P.: /s/ Mark Cohen, Managing Member of the General Partner (06/11/2026)
- Cohen Mark A.: /s/ Mark Cohen, Mark Cohen (06/11/2026)